SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 28, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 28, 2010, announcing the Company’s results for the second quarter and the first half of the 2010 fiscal year.

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Infineon updates FY 2010 guidance: Revenue now forecast to grow by a high 30’s percentage, with combined Segment Result margin of more than ten percent
Strong second quarter results with 10.6 percent Segment Result margin
Neubiberg, Germany – April 28, 2010 – Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) today reported results for the second quarter of the 2010 fiscal year, ended March 31, 2010.
Second quarter revenue growth of 10 percent sequentially
Infineon’s revenues in the second quarter were Euro 1,035 million, reflecting another quarter with a strong increase of ten percent compared to the first quarter and a 55 percent increase year-over-year. Combined Segment Result1 was Euro 110 million, a 25 percent increase compared to the prior quarter. Net income was Euro 79 million compared to Euro 66 million in the prior quarter.

	3 months ended	year-on- year	3 months ended	sequential	3 months ended
in Euro million	Mar 31, 09	+/- in %	Dec 31, 09	+/- in %	Mar 31, 10

Revenue	669	55	941	10	1,035
Segment Result	(113)	+++	88	25	110
Income (loss) from continuing operations	(152)	+++	(46)	+++	81
Income (loss) from discontinued operations, net of income taxes	(106)	98	112	– – –	(2)

Net income (loss)	(258)	+++	66	20	79

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):

Basic and diluted earnings (loss) per share from continuing operations	(0.19)	+++	(0.04)	+++	0.07

Basic and diluted earnings (loss) per share from discontinued operations	(0.10)	100	0.10	100	—

Basic and diluted earnings (loss) per share	(0.29)	+++	0.06	17	0.07

Outlook for the third quarter and updated outlook for the full 2010 fiscal year
For the third quarter of the 2010 fiscal year, Infineon expects revenues to increase by a high single-digit percentage, and combined Segment Result margin to increase by between two and four percentage points, compared to the second quarter.
For the 2010 fiscal year, Infineon is updating its outlook as the strong operating performance of the first half of the 2010 fiscal year is likely to continue through the end of the fiscal year. The company is now anticipating that revenues will grow by a high 30’s percentage compared with the 2009 fiscal year, with combined Segment Result margin of more than ten percent.

[1]	For a definition of Segment Result and a reconciliation to operating income (loss), please see page 7.

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

“Our strong performance is not only the result of the general economic recovery but also reflects our continuing strong cost discipline and confirms our strategic direction. We are now concentrated on and gaining share in strongly growing market segments with lasting customer relationships”, said Peter Bauer, CEO of Infineon Technologies AG. “Growth during the second quarter exceeded our original expectations in the Automotive, Industrial & Multimarket, and Chip Card & Security segments. At the same time, we did not see the typical weak seasonal pattern in the Wireless Solutions segment. We believe that our performance in the current environment is a clear signal of the direction we anticipate taking for the rest of this fiscal year. We are therefore again raising our guidance for the full 2010 fiscal year and are now looking for full year revenue to grow by a high 30’s percentage, with combined Segment Result margin of more than ten percent.” Previously, the company expected revenue growth in excess of 20 percent with high single-digit combined Segment Result margin.
Revenues in the second quarter increased by ten percent sequentially, due to strong demand in all of the company’s operating segments, with strongest growth in the company’s Automotive (ATV) and Industrial & Multimarket (IMM) segments. The Wireless Solutions (WLS) business was largely stable and did not show the expected seasonal weakness, partly supported by the strength of the U.S. dollar against the Euro. In addition, the strong revenue increase was again driven by the continuing economic recovery leading to further improved demand in the supply chain, as well as at the end customers.
Second quarter combined Segment Result was Euro 110 million, a significant increase of 25 percent compared to Euro 88 million in the first quarter. The positive impact of the stronger U.S. dollar on revenues did not have positive impact on Segment Result as U.S. dollar-denominated-costs also increased, and due to hedging. Combined Segment Result margin in the second quarter reached 10.6 percent, up from 9.4 percent in the prior quarter. The increase in combined Segment Result reflected higher sales levels and fully loaded production facilities compared to the prior quarter.
For the second quarter, income from continuing operations was Euro 81 million. This compares to a loss from continuing operations of Euro 46 million in the first quarter, which included a non-recurring operating charge of Euro 81 million in connection with the deconsolidation of ALTIS, the company’s joint venture with IBM in France.
Infineon reported loss from discontinued operations, net of income taxes, of

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Euro 2 million for the second quarter.
Net income was Euro 79 million in the second quarter. This represented an increase of 20 percent compared to net income of Euro 66 million in the first quarter, which included an after-tax gain of Euro 106 million from the sale of the Wireline Communications business to Lantiq, which more than offset the non-recurring operating charge of Euro 81 million in connection with the deconsolidation of ALTIS. Basic and diluted earnings per share were Euro 0.07 for the second quarter compared to basic and diluted earnings per share of Euro 0.06 for the first quarter.
Free cash flow2 from continuing operations for the second quarter was Euro 141 million. This compares to free cash flow from continuing operations of Euro 14 million for the first quarter, which included a reduction in cash of Euro 88 million resulting from the deconsolidation of ALTIS. Capital expenditures, including capitalized intangible assets, were Euro 63 million in the second quarter, up from Euro 48 million in the prior quarter, reflecting both increased investment in the company’s production facilities and capitalization of intangible assets. Depreciation and amortization was Euro 97 million, compared to Euro 106 million in the prior quarter.
At the end of the second quarter, Infineon’s gross cash position2 was Euro 1,667 million. The slight decrease compared to Euro 1,678 million at the end of the first quarter, despite strong free cash flow from continuing operations, was driven mainly by voluntary repurchases of a portion of the company’s subordinated convertible notes due in June 2010, totaling Euro 139 million at book value. Overall, Infineon’s net cash position2 increased to Euro 995 million as of March 31, 2010, compared to Euro 874 million as of December 31, 2009.
Outlook for the third quarter of the 2010 fiscal year
Sequential revenue growth and further increase in Segment Result margin
Assuming a U.S. dollar/Euro exchange rate of 1.40, Infineon expects revenues for the third quarter of the 2010 fiscal year to increase by a high single-digit percentage sequentially. Third quarter combined Segment Result margin is anticipated to increase by between two and four percentage points compared to the second quarter.
The sequential increase in revenues is anticipated to be driven by the WLS and IMM segments, while revenues in the ATV and Chip Card & Security (CCS) segments are likely to stay at the same level as in the second quarter.

[2]	For definitions and the calculation of free cash flow and of gross and net cash position, please see page 10.

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Updated outlook for the 2010 fiscal year
Revenue expected to grow by a high 30’s percentage, with Segment Result margin of more than ten percent
Given the results of the first half of the 2010 fiscal year and current visibility, Infineon is again raising its guidance for the 2010 fiscal year as a whole.
The company now expects full year revenues to grow by a high 30’s percentage compared with the 2009 fiscal year, at an assumed U.S. dollar/Euro exchange rate of 1.40 for the second half of the 2010 fiscal year. The company anticipates that the year-over-year increase will be generated by increases in revenues in all of the company’s operating segments, mostly in the ATV, IMM, and WLS segments, with lower revenue growth anticipated in the CCS segment. Revenues in Other Operating Segments, mainly from product supply agreements with Lantiq, are still anticipated to total a low triple-digit million Euro amount.
Infineon expects combined Segment Result in the 2010 fiscal year to improve considerably from the 2009 fiscal year, with combined Segment Result margin now anticipated to be more than ten percent.
In light of the dynamic revenue growth, fully loaded production facilities and planned development milestones, Infineon anticipates that CapEx, including capitalized intangible assets, will now exceed Euro 300 million for the 2010 fiscal year, compared to the previous 2010 guidance of up to Euro 250 million and reported CapEx, including capitalized intangible assets, of Euro 154 million in the 2009 fiscal year. As previously announced, depreciation and amortization is expected to decrease to approximately Euro 400 million in the 2010 fiscal year compared to Euro 513 million in the 2009 fiscal year.

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Significant increase in revenue and Segment Result in all operating segments

	3 months ended	year-on-year	3 months ended	sequential	3 months ended	in % of
in Euro million	Mar 31, 09	+/- in %	Dec 31, 09	+/- in %	Mar 31, 10	revenue

Infineon Total
Revenue	669	55	941	10	1,035	100
Total Segment Result	(113)	+++	88	25	110

Automotive (ATV)
Segment Revenues	189	67	279	13	316	30
Segment Result	(65)	+++	37	38	51

Industrial & Multimarket (IMM)
Segment Revenues	193	63	273	15	315	30
Segment Result	(7)	+++	44	34	59

Chip Card & Security (CCS)
Segment Revenues	80	24	83	19	99	10
Segment Result	(8)	+++	1	+++	3

Wireless Solutions (WLS)
Segment Revenues	204	31	270	(1)	267	26
Segment Result	(29)	+++	17	(47)	9

Other Operating Segments (OOS)
Segment Revenues	2	+++	33	21	40	4
Segment Result	(6)	(33)	(5)	(60)	(8)

Corporate and Eliminations (C&E)
Segment Revenues	1	– – –	3	– – –	(2)	0
Segment Result	2	– – –	(6)	33	(4)

In the second quarter, revenues in the ATV segment increased 13 percent compared to the first quarter, driven by continued high demand in all regions and some additional inventory replenishment in the supply chain. ATV Segment Result increased significantly on a sequential basis, driven by the growth in revenues and partially offset by higher R&D spending in connection with 65-nanometer microcontrollers and integrated power-logic-products.
Revenues in the IMM segment increased 15 percent sequentially, reflecting strong end customer demand for consumer, computing, and industrial products, mostly in Asia. IMM Segment Result increased strongly compared to the previous quarter, driven by the increase in sales volumes and a slight improvement in the segment’s product mix.
Revenues in the CCS segment increased 19 percent compared to the prior quarter, mainly driven by payment and to lesser extent by mobile communications. CCS Segment Result also increased sequentially.
In the second quarter, revenues in the WLS segment were much better than expected, counter to the normal seasonal pattern. They remained almost flat quarter-over-quarter, mainly driven by ongoing strong demand from major mobile phone customers, related ramp-ups of new mobile phone platforms, and the strength of the U.S. dollar against the
For the Finance and Business Press: INFXX201004-43e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Euro. WLS Segment Result decreased compared to the prior quarter, reflecting the impact of the slight revenue decrease, a shift in product mix, and installment costs for the ramp-ups. The stronger U.S. dollar, which had a positive impact on revenues, had only a minor effect on Segment Result as dollar-denominated costs also increased, as well as due to hedging.
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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

FINANCIAL INFORMATION
According to IFRS – Preliminary and Unaudited
Following the sale of the Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc., statements in this press release reflect the company’s operations without this business, unless otherwise stated.
Consolidated Statements of Operations

	3 months ended			6 months ended
in Euro million	Mar 31, 09	Dec 31, 09	Mar 31, 10	Mar 31, 09	Mar 31, 10

Revenue	669	941	1,035	1,411	1,976
Cost of goods sold	(581)	(627)	(682)	(1,200)	(1,309)

Gross profit	88	314	353	211	667

Research and development expenses	(110)	(130)	(136)	(242)	(266)
Selling, general and administrative expenses	(100)	(106)	(115)	(203)	(221)
Other operating income	15	6	3	18	9
Other operating expense	(39)	(96)	4	(50)	(92)

Operating income (loss)	(146)	(12)	109	(266)	97

Financial income	20	11	8	80	19
Financial expense	(31)	(38)	(30)	(87)	(68)
Income from investments accounted for using the equity method	2	1	1	3	2

Income (loss) from continuing operations before income taxes	(155)	(38)	88	(270)	50

Income tax benefit (expense)	3	(8)	(7)	(1)	(15)

Income (loss) from continuing operations	(152)	(46)	81	(271)	35

Income (loss) from discontinued operations, net of income taxes	(106)	112	(2)	(391)	110

Net income (loss)	(258)	66	79	(662)	145

Attributable to:
Non-controlling interests	(19)	1	—	(49)	1
Shareholders of Infineon Technologies AG	(239)	65	79	(613)	144

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro)*:

Weighted average shares outstanding (in million) — basic	813	1,087	1,087	813	1,087

Weighted average shares outstanding (in million) — diluted	813	1,087	1,171	813	1,087

Basic and diluted earnings (loss) per share from continuing operations	(0.19)	(0.04)	0.07	(0.33)	0.03

Basic and diluted earnings (loss) per share from discontinued operations	(0.10)	0.10	—	(0.42)	0.10

Basic and diluted earnings (loss) per share	(0.29)	0.06	0.07	(0.75)	0.13

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
Segment Revenues and Segment Result
We define Segment Result as operating income (loss) excluding asset impairments, net, restructuring charges and other related closure costs, net, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on disposal of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs.
Reconciliation of Segment Result to operating income (loss)

	3 months ended			6 months ended
	Mar 31, 09	Dec 31, 09	Mar 31, 10	Mar 31, 09	Mar 31, 10
in Euro million

Segment Result	(113)	88	110	(219)	198
Asset impairments, net	(1)	(4)	—	(1)	(4)
Restructuring charges and other related closure costs, net	(3)	—	—	(6)	—
Share-based compensation expense	(1)	—	—	(1)	—
Acquisition-related amortization and gains (losses)	(5)	(6)	(5)	(11)	(11)
Gains (losses) on disposal of assets, businesses or interests in subsidiaries, net	(16)	3	(1)	(16)	2
Losses in connection with the deconsolidation of ALTIS	—	(81)	8	—	(73)
Other expense, net	(7)	(12)	(3)	(12)	(15)

Operating income (loss)	(146)	(12)	109	(266)	97

For the Finance and Business Press: INFXX201004-43e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Revenues and Segment Result for
the three and six months ended March 31, 2009 and 2010

	3 months ended			6 months ended
Revenue in Euro million	Mar 31, 09	Mar 31, 10	+/- in %	Mar 31, 09	Mar 31, 10	+/- in %

Automotive	189	316	67	395	595	51
Industrial & Multimarket	193	315	63	427	588	38
Chip Card & Security	80	99	24	171	182	6
Wireless Solutions(1)	204	267	31	401	537	34
Other Operating Segments	2	40	+++	10	73	+++
Corporate and Eliminations(2)	1	(2)	– – –	7	1	(86)

Total	669	1,035	55	1,411	1,976	40

	3 months ended			6 months ended
Segment Result in Euro million	Mar 31, 09	Mar 31, 10	+/- in %	Mar 31, 09	Mar 31, 10	+/- in %

Automotive	(65)	51	+++	(121)	88	+++
Industrial & Multimarket	(7)	59	+++	(5)	103	+++
Chip Card & Security	(8)	3	+++	(9)	4	+++
Wireless Solutions	(29)	9	+++	(73)	26	+++
Other Operating Segments	(6)	(8)	(33)	(8)	(13)	(63)
Corporate and Eliminations	2	(4)	– – –	(3)	(10)	– – –

Total	(113)	110	+++	(219)	198	+++

(1)	Includes revenue of Euro 1 million for the six months ended March 31, 2009 from sales of wireless communication applications to Qimonda.

(2)	Includes the elimination of revenue of Euro 1 million for the six months ended March 31, 2009 since these revenues were not part of the Qimonda disposal plan.
Revenues and Segment Result
for the three months ended December 31, 2009 and March 31, 2010

	3 months ended
Revenue in Euro million	Dec 31, 09	Mar 31, 10	+/- in %

Automotive	279	316	13
Industrial & Multimarket	273	315	15
Chip Card & Security	83	99	19
Wireless Solutions	270	267	(1)
Other Operating Segments	33	40	21
Corporate and Eliminations	3	(2)	– – –

Total	941	1,035	10

	3 months ended
Segment Result in Euro million	Dec 31, 09	Mar 31, 10	+/- in %

Automotive	37	51	38
Industrial & Multimarket	44	59	34
Chip Card & Security	1	3	+++
Wireless Solutions	17	9	(47)
Other Operating Segments	(5)	(8)	(60)
Corporate and Eliminations	(6)	(4)	33

Total	88	110	25

Employees

	Mar 31, 09	Dec 31, 09	Mar 31, 10

Infineon (1)	26,362	25,009	25,216

(1)	Includes employees of the Wireline Communications business as well as employees of Altis for the three months ended March 31, 2009. As of March 31, 2009, December 31, 2009, and March 31, 2010, 6.019, 5,429 and 5,510 Infineon employees, respectively, were engaged in research and development.
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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Consolidated Statement of Financial Position
The Statement of Financial Position as of September 30, 2009, December 31, 2009, and March 31, 2010, presents the assets and liabilities to be sold in connection with the Wireline Communications business as “assets and liabilities classified as held for sale”.

in Euro million	Sep 30, 09	Dec 31, 09	Mar 31, 10

Assets
Current assets:
Cash and cash equivalents	1,414	1,589	1,228
Available-for-sale financial assets	93	89	439
Trade and other receivables	514	529	557
therein: Trade accounts receivables	449	403	484
Inventories	460	451	504
Income tax receivable	11	19	18
Other current financial assets	26	23	26
Other current assets	114	111	126
Assets classified as held for sale	112	17	21

Total current assets	2,744	2,828	2,919

Property, plant and equipment	928	841	804
Goodwill and other intangible assets	369	369	375
Investments accounted for using the equity method	27	35	36
Deferred tax assets	396	392	400
Other financial assets	124	122	121
Other assets	18	18	18

Total assets	4,606	4,605	4,673

in Euro million	Sep 30, 09	Dec 31, 09	Mar 31, 10

Liabilities and equity
Current liabilities:
Short-term debt and current maturities of long-term debt	521	496	378
Trade and other payables	393	404	490
therein: Trade accounts payables	384	394	484
Current provisions	436	480	523
Income tax payable	102	114	113
Other current financial liabilities	50	25	38
Other current liabilities	147	149	124
Liabilities classified as held for sale	9	19	16

Total current liabilities	1,658	1,687	1,682

Long-term debt	329	308	294
Pension plans and similar commitments	94	97	99
Deferred tax liabilities	13	6	6
Long-term provisions	89	64	58
Other financial liabilities	5	4	4
Other liabilities	85	99	106

Total liabilities	2,273	2,265	2,249

Shareholders’ equity:
Ordinary share capital	2,173	2,173	2,173
Additional paid-in capital	6,048	6,048	6,048
Accumulated deficit	(5,940)	(5,875)	(5,796)
Other components of equity	(8)	(6)	(1)

Total equity attributable to shareholders of Infineon Technologies AG	2,273	2,340	2,424

Non-controlling interests	60	—	—

Total equity	2,333	2,340	2,424

Total liabilities and equity	4,606	4,605	4,673

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Infineon Regional Sales Development

	3 months ended			6 months ended
Revenue by Region in %	Mar 31, 09	Dec 31, 09	Mar 31, 10	Mar 31, 09	Mar 31, 10

Germany	20%	19%	21%	20%	20%
Other Europe	19%	16%	18%	18%	17%
North America	10%	21%	16%	11%	18%
Asia/Pacific	46%	38%	39%	45%	39%
Japan	4%	5%	5%	5%	5%
Other	1%	1%	1%	1%	1%

Total	100%	100%	100%	100%	100%

Europe	39%	35%	39%	38%	37%

Outside Europe	61%	65%	61%	62%	63%

Consolidated Statements of Cash Flows
Gross and Net Cash/(Debt) Position*
Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash/(debt) position as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash/(debt) positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash/(debt) position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

*	Includes only amounts from continuing operations.

in Euro million	Mar 31, 09	Dec 31, 09	Mar 31, 10

Cash and cash equivalents	532	1,589	1,228
Available-for-sale financial assets	133	89	439

Gross Cash Position	665	1,678	1,667

Less: Short-term debt and current maturities of long-term debt	170	496	378
Long-term debt	816	308	294

Net Cash/(Debt) Position	(321)	874	995

Free Cash Flow*
Infineon defines free cash flow as net cash from operating and investing activities excluding purchases or sales of available-for-sale financial assets. Since Infineon holds a portion of its available monetary resources in the form of available-for-sale financial assets, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the consolidated cash flow statements:

* Includes only amounts from continuing operations.

	3 months ended			6 months ended
in Euro million	Mar 31, 09	Dec 31, 09	Mar 31, 10	Mar 31, 09	Mar 31, 10

Net cash provided by (used in) operating activities from continuing operations	(78)	149	180	(83)	329
Net cash provided by (used in) investing activities from continuing operations	54	(133)	(389)	20	(522)
Adjusted for: Net purchases (net proceeds from sales) of available-for-sale financial assets	(5)	(2)	350	(10)	348

Free Cash Flow from continuing operations	(29)	14	141	(73)	155

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Consolidated Statements of Cash Flows

	3 months ended
(€ millions)	Mar 31, 09	Dec 31, 09	Mar 31, 10

Net income (loss)	(258)	66	79
Less: net loss (income) from discontinued operations	106	(112)	2

Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	132	106	97
Provision for (recovery of) doubtful accounts	(3)	—	1
Losses (gains) on sales of available-for-sale financial assets	—	(2)	—
Losses (gains) on sales of businesses and interests in subsidiaries	17	(3)	—
Losses in connection with the deconsolidation of ALTIS		81	(8)
Losses (gains) on disposals of property, plant, and equipment, and other assets	—	—	(2)
Income from investments accounted for using the equity method	(2)	(1)	(1)
Impairment charges	1	6	1
Share-based compensation	1	—	—
Deferred income taxes	(4)	(2)	(3)
Changes in operating assets and liabilities:
Trade and other receivables	(87)	18	(85)
Inventories	111	(3)	(48)
Other current assets	24	(1)	(21)
Trade and other payables	(19)	13	87
Provisions	(42)	(1)	37
Other current liabilities	(59)	(29)	47
Other assets and liabilities	4	30	14
Interest received	6	1	4
Interest paid	(4)	(10)	(8)
Income tax received (paid)	(2)	(8)	(13)

Net cash provided by (used in) operating activities from continuing operations	(78)	149	180

Net cash provided by (used in) operating activities from discontinued operations	(36)	(2)	(7)

Net cash provided by (used in) operating activities	(114)	147	173

Cash flows from investing activities:
Purchases of available-for-sale financial assets	—	—	(375)
Proceeds from sales of available-for-sale financial assets	5	2	25
Proceeds from sales of businesses and interests in subsidiaries	4	1	—
Cash decrease from the deconsolidation of ALTIS		(88)	—
Purchases of intangible assets, and other assets	(10)	(14)	(21)
Purchases of property, plant and equipment	(40)	(34)	(42)
Proceeds from sales of property, plant and equipment, and other assets	95	—	24

Net cash provided by (used in) investing activities from continuing operations	54	(133)	(389)

Net cash provided by (used in) investing activities from discontinued operations	(287)	220	—

Net cash provided by (used in) investing activities	(233)	87	(389)

Cash flows from financing activities:
Net change in short-term debt	3	—	8
Net change in related party financial receivables and payables	1	(2)	1
Principal repayments of long-term debt	(98)	(58)	(155)
Change in restricted cash	1	—	1
Dividend payments to minority interests	(6)	—	—

Net cash provided by (used in) financing activities from continuing operations	(99)	(60)	(145)

Net cash provided by (used in) financing activities from discontinued operations	(59)	—	—

Net cash provided by (used in) financing activities	(158)	(60)	(145)

Net increase (decrease) in cash and cash equivalents	(505)	174	(361)

Effect of foreign exchange rate changes on cash and cash equivalents	1	1	—
Cash and cash equivalents at beginning of period	1,036	1,414	1,589
Total cash and cash equivalents at end of period	532	1,589	1,228
Less: Cash and cash equivalents at end of period classified as held for disposal	—	—	—

Cash and cash equivalents at end of period	532	1,589	1,228

For the Finance and Business Press: INFXX201004-43e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on April 28, 2010, at 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the second quarter of the 2010 fiscal year. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at http://corporate.infineon.com.
IFX financial calendar (*preliminary date)
➢  Jun 24, 2010* IFX Day 2010: Analyst and Investor Day
➢  Jul 28, 2010* Earnings Release for the Third Quarter of the 2010 Fiscal Year
➢  Nov 16, 2010* Earnings Release for the Fourth Quarter and Full 2010 Fiscal Year
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September 30), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
D I S C L A I M E R
This press release includes forward-looking statements and assumptions about the future of Infineon’s business and the industry in which we operate. These include statements and assumptions relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the potential disposition or closure of our ALTIS joint venture, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, our ability to continue to offer commercially viable products, and our expected or projected future results.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the sustainability of recent improvements in the market environment, trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products, the success of our development efforts, both alone and with partners,; the success of our efforts to introduce new production processes at our facilities,; the actions of competitors; the continued availability of adequate funds, the outcome of antitrust investigations and litigation matters, and the outcome of Qimonda’s insolvency proceedings, as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of our most recent annual report on Form 20-F on file with the with the U.S. Securities and Exchange Commission.
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX201004-43e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: April 28, 2010	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer